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                                     July 15, 2005

VIA EDGAR and FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Chardan China Acquisition Corp. II
                           Registration Statement on Form S-1
                           Filed May 17, 2005
                           File No. 333-125016
                           -------------------

                           Chardan China Acquisition Corp. III
                           Registration Statement on Form S-1
                           Filed May 17, 2005
                           File No. 333-125018
                           -------------------


Dear Mr. Reynolds:

      On behalf of Chardan China Acquisition Corp. II ("Chardan II") and Chardan China Acquisition Corp. III ("Chardan III" and together with Chardan II, the "Company"), we respond as follows to the Staff's comment letter dated July 7, 2005 relating to the above-captioned Registration Statements. Please be advised that Chardan China Acquisition Corp. II has changed its name to Chardan North China Acquisition Corporation and Chardan China Acquisition Corp. III has changed its name to Chardan South China Acquisition Corporation. Captions and page references herein correspond to those set forth in Amendment No. 2 to each of the Registration Statements, copies of which have been marked with the changes from Amendment No. 1 to each of the Registration Statements. We are also delivering three (3) courtesy copies of each such marked Amendment No. 2 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of each marked Amendment No. 2 where in such amendment our responses to the Staff's comments are reflected.

General

1. We note your response to prior comment 2. The statement that key personnel would only stay following a business combination if they are able to negotiate employment or consulting agreements in connection with such business combination contradicts the statement that none of the officers, directors or stockholders, or their affiliates, will be paid any consulting fee or other similar compensation prior to or in connection with the consummation of a business combination. Please revise the disclosure in the prospectus accordingly.

      We have modified the language in the prospectus on page 35 under the sections entitled "Proposed Business - Effecting a business combination - Sources of target businesses" and "Management - Executive Compensation" on page 46 to indicate that no compensation of any kind, including finder's, consulting or other similar fees, will be paid to any of the Company's officers, directors, existing stockholders, or any of their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination.

Prospectus Summary, page 1

2. We again note the statement on page 9 that "we will not proceed with a business combination if the holders of a majority of the common stock held by the public stockholders attending the meeting called to approve a business combination fail to vote in favor of such combination and public stockholders owning 20% or more of the shares sold in this offering both vote against the business combination and exercise their conversion rights." Please clarify, if true, that the failure of either of these conditions, individually, would result in the company not proceeding with the business combination. The above statement seems to indicate that both conditions must fail for the business combination to fail.

      We have clarified the disclosure on page 9 under the section entitled "Summary Financial Data" to indicate that the Company will not proceed with a business combination if either the holders of a majority of the common stock held by the public stockholders attending the meeting called to approve a business combination fail to vote in favor of such combination or public stockholders owning 20% or more of the shares sold in the offering both vote against the business combination and exercise their conversion rights (i.e., the failure of either condition to occur, individually, would result in the Company not proceeding with a business combination).

Risk Factors, page 10

3.    Please update risk factor five.

      We have updated risk factor five as requested.

4. Please explain how the company will "not consider the ability of key personnel to remain with the company after the consummation of a business combination as a factor in determining whether to proceed with any potential business combination" in light of the fact that any employment or consulting agreements will be negotiated in connection with the business combination. Provide a detailed discussion in the business section. Discuss any conflicts of interest that may arise.

      The above-referenced disclosure was meant to indicate that the ability of key personnel to remain with the Company after the consummation of a business combination would not be the determining factor as to whether or not to proceed with any potential business combination. We understand the Staff's point and have modified the language in the first full risk factor on page 13 and under the section entitled "Proposed Business - Effecting a business combination - Limited ability to evaluate the target business' management" on page 37 to indicate the foregoing. We have further modified the section entitled "Management - Conflicts of interest" on page 47 of the prospectus to expand the conflict of interest management will have in evaluating a proposed business combination as requested.

Proposed Business, page 32

5. Please include your supplemental response to prior comment 7 that you have not contacted any of the prospective target businesses from Chardan China Acquisition Corp. and that you have no present intention to reconsider any of these targets for a business combination for Chardan II and III. Clarify the use of the term "present intention" and indicate whether that may change in the future.

      We have included our supplemental response to prior comment 7 on page 34 of the prospectus indicating that the Company has not contacted any of the prospective target businesses ("Prospective Targets") of Chardan China Acquisition Corp. and that the Company has no present intention to reconsider any of such Prospective Target for a business combination for Chardan II and Chardan III. The term "present intention" was used to indicate that the Company does not have any intent at the current time to reconsider any of the Prospective Targets for Chardan II and Chardan III. If the operations, profits or prospects of any of such Prospective Target were to improve significantly and the principals of Chardan II and Chardan III were to made aware of such changes, the principals might then reconsider such Prospective Target for Chardan II or Chardan III at that time. However, the principals do not anticipate this happening at this time. We have added disclosure on page 34 of the prospectus indicating the foregoing.

6. Please disclose in the prospectus whether you may hire Best of Best as a consultant to seek target businesses for your company. If so, discuss whether there are any arrangements or understandings, preliminary or otherwise, for Best of Best to seek out potential target businesses. We may have further comment.

      We have revised page 35 of the prospectus under the section entitled "Proposed Business - Effecting a business combination - Sources of target businesses" to indicate that the Company may engage Best of Best as a consultant to assist the Company in its search for a target business, although there are no arrangements or understandings, preliminary or otherwise, for Best of Best to seek out potential target businesses.

7. Please supply the staff with a copy of the letter from Newmark & Co. Real Estate indicating that the $7,500 monthly administrative fee is at least as favorable as from an unaffiliated third party.

      We supplementally hereby provide the Staff with the letter from Newmark & Company Real Estate, Inc. indicating that the $7,500 monthly administrative fee is at least as favorable as could be obtained from an unaffiliated third party in San Diego.

Description of Securities, page 56

8. We note your response to prior comment 14. Please disclose all "limited exceptions" that would allow for the release from escrow of the shares held by existing shareholders.

      The only situations in which the shares held by existing stockholders will be released from escrow prior to the three year period following the effective date of the offering is upon the Company's liquidation after a business combination or a subsequent transaction resulting in all of the Company's stockholders having the right to exchange their shares for cash or other securities. In no other situations will the shares be released from escrow prior to the expiration of the three year period. We have removed the phrase "subject to certain limited exceptions" on page 58 of the prospectus to clarify this point.

9. We note the agreement by certain shareholders to purchase warrants in the open market following the offering. Please clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate, later in the prospectus, the specific information that they will look at in determining to purchase warrants in the open market following the offering.

      We currently indicate on page 56 of the prospectus under the heading "Description of Securities - Warrants" that the Company's directors and several individuals affiliated with companies they are associated with ("Warrant Purchasers") have entered into letter agreements with EarlyBirdCapital, Inc., the representative of the underwriters ("EBC"), pursuant to which they agreed to purchase up to a maximum of 1,000,000 warrants at prices not to exceed $0.75 per warrant during the 40-trading day period following separate trading of the warrants. The warrant purchase agreements are structured to satisfy the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended so the Warrant Purchasers have no discretion in the timing of when, or of how many, warrants are purchased. We further indicate on page 52 of the prospectus under the heading "Principal Stockholders" that such purchases will be made by EBC, or such other broker dealer as EBC may assign the order to (in either case, the "Broker"), in such amounts and at such times as it may determine, in its sole discretion, during the 40-trading day period so long as the prices do not exceed $0.75 per warrant. We have modified the disclosure on page 56 of the prospectus under the heading "Description of Securities - Warrants" to indicate the foregoing.

Note 2 - Proposed Public Offering, page F-10

10. We note your response to prior comment 20, including your statement that the receipt of the $100 will be accounted for as an equity transaction. Please tell us how the fair value of the UPO will be determined, as the $100 would not appear to be representative of its fair value. Accordingly, please revise your disclosure to include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO as an equity transaction, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

      The Company intends to account for the fair value of the UPO, inclusive of the receipt of the $100 cash payment, as an expense of the initial public offering resulting in a charge directly to stockholders' equity. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. We have revised the Management's Discussion and Analysis of Financial Condition and Results of Operations and footnotes to the financial statements to indicate that the Company has agreed to issue to the Representative, for $100, the UPO to purchase 300,000 units. The Company estimates that the fair value of this UPO is approximately $660,000 ($2.20 per unit) using a Black-Scholes option-pricing model. The fair value of the option granted to the Representative is estimated as of the date of grant using the following assumptions: (1) expected volatility of 44.5%, (2) risk-free interest rates of 3.8% and (3) expected life of 5 years. Supplementally, the volatility calculation was based on the actual unit price volatility of NationsHealth, Inc. (formerly Millstream Acquisition Corporation) ("NH"). The Company believes that using the volatility of NH's trading history is appropriate given that it is the only blank check company since August 2003 to continue trading through the date of a business combination.

      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                       Very truly yours,

                                       /s/ Jeffrey M. Gallant

                                       Jeffrey M. Gallant

cc:      Richard D. Propper
         Jiangnan Huang
         David M. Nussbaum
         Steven Levine
         Robert Mittman, Esq.